UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-53770

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: August 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Loto Inc.
Full name of Registrant

N/A
Former name if applicable

Suite 460, 20 Toronto Street
Toronto, Ontario, Canada M5C 2B8
Address of principal executive office

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

As of the date of this Report, the Form 10-Q for the period ended August 31, 2010 could not be completed and filed within the prescribed time period because additional time is required by the Registrant to complete the financial statements.  The Form 10-Q could not be completed on or before the prescribed due date without unreasonable effort or expense.   The Registrant expects the Form 10-Q to be filed as soon as practicable and within the 5 day extension period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Stephen Knight, (416) 479-0880.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  ☐Yes      ☒ No

Loto Inc.
 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 15, 2010

By:  /s/ Stephen Knight
Name:	Stephen Knight
Title:	President, Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations
(See 18 U.S.C. 1001).